The Power Group
Matt Crowley Bio, Chicago Steak Co.
V2, 11.11.15

Matt Crowley, Vice President
Chicago Steak Company

Matt Crowley is the vice president of Chicago Steak Company, a Chicago-based purveyor of USDA Prime steaks, seafood, and other meats. In this role, Crowley leverages 11 years of restaurant management, marketing, and technology expertise to oversee customer service initiatives, marketing and advertising, budgeting, and product curation for Chicago Steak Company.

Crowley joined Chicago Steak Company in 2007; with the primary responsibility was research and development. The role evolved into a focus on technology and infrastructure, marketing, customer service, and customer safety. He was then promoted to company vice president in 2008.

Prior to joining Chicago Steak Company, Crowley worked in restaurant management.
A driving factor in his career is the belief that every facet of business should be approached with the utmost professionalism and customer service. This attention to detail and quality is reflected in Chicago Steak Company's product line—all steaks are USDA Prime, which represents the top 2 percent of all beef sold in the U.S.—and the company's focus on creating a supreme customer experience. Crowley is also passionate about customer education, and was instrumental in creating Steak University, a robust online resource that provides information and videos related to preparing, cooking, and serving steaks and seafood.

In his spare time, Crowley enjoys playing guitar and grilling the perfect bone-in ribeye.

Notable Quotes:
"We believe it's important to educate customers on what makes a great steak, including grade, breed, aging, hand selection, and individual registration. Regardless of whether or not someone purchases from us, we believe teaching is a valuable link to having the best dining experience possible."

"I absolutely love grilling bone-in ribeyes outside in the winter, especially when it is snowing. There is something peaceful about grilling fantastic USDA Prime steaks—and it is even better when you can do it while watching the snowflakes fall down. I do it every chance I get."

Company: Chicago Steak Company
www.mychicagosteak.com
888-970-1118

Headquarters: 414 State Street
             Calumet City, IL 60409

For more information:
Jordan Liberty, Director of Public Relations
The Power Group
jordan@thepowergroup.com
214.498-8629

Chelsea Sproles, Account Executive
The Power Group
Chelsea@thepowergroup.com
903.227.0397